UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2005

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to _________

Commission file number: 1-8865

A.    Full title of the plan and the address of the plan, if different from that of the issuer name below:

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIERRA HEALTH SERVICES, INC.

2724 NORTH TENAYA WAY

LAS VEGAS, NEVADA 89128

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

		Page
(a)	Report of Independent Registered Public Accounting Firm	1
	Financial Statements:
	Statements of Net Assets Available for Benefits at December 30, 2005 and 2004	2
	Statements of Changes in Net Assets Available for Benefits For the Years Ended December 30, 2005 and 2004	3
	Notes to Financial Statements	4
	Supplemental Schedule as of December 30, 2005:
	Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

	Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
	Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

(b)	Exhibit 23 Consent of Independent Registered Public Accounting Firm

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Sierra Health Automatic Retirement Plan
Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of Sierra Health Automatic Retirement Plan (the "Plan") as of December 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP
Las Vegas, Nevada
June 26, 2006

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Net Assets Available for Benefits at

December 30, 2005 and 2004

	2005	2004
ASSETS

Participant-directed investments:
Mutual funds, at fair value	$93,379,065	$85,424,676
Common/collective trust funds, at fair value	—	20,236,262
Investment contract, at contract value	23,798,438	—
Common stock, at fair value	14,597,395	12,252,241
Participant loans, at cost	1,927,031	1,473,210

Total Investments	133,701,929	119,386,389

Receivables:
Employer contributions	234,297	—

Net Assets Available For Benefits	$133,936,226	$119,386,389

See accompanying Notes to Financial Statements.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 30, 2005 and 2004

	2005	2004
ADDITIONS:
Investment Income:
Interest	$661,139	$86,902
Dividends	1,289,543	1,010,937
Net increase in fair value of common/collective trusts	261,677	668,095
Net increase in fair value of common stock	5,018,545	7,821,280
Net increase in fair value of mutual funds	6,053,674	8,472,922

Net Investment Income	13,284,578	18,060,136

Contributions:
Employer	5,317,565	5,173,580
Participants	8,503,994	8,440,557
Rollovers	490,105	530,617

Total Contributions	14,311,664	14,144,754

Net Additions	27,596,242	32,204,890

DEDUCTIONS:
Benefits paid to participants	(12,986,009)	(10,528,833)
Plan expenses	(60,396)	(125,053)

Total Deductions	(13,046,405)	(10,653,886)

Net Increase	14,549,837	21,551,004

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	119,386,389	97,835,385

End Of Year	$133,936,226	$119,386,389

See accompanying Notes to Financial Statements.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Notes to Financial Statements

For the Years Ended December 30, 2005 and 2004

Note 1. Plan Description

General Description - The Sierra Health Automatic Retirement Plan (the "Plan") is a qualified, defined contribution profit sharing/401(k) plan sponsored, managed, and administered by Sierra Health Services, Inc. (the "Company"). Prudential Financial ("Trustee") serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. A brief description of certain Plan provisions, as amended, follows. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

Contributions - For 2005, participants could contribute up to 25% of their eligible compensation during each payroll period in which the employee was an eligible participant. The Company makes matching contributions of 100% of a participant's contribution up to a maximum of 3% of the participant's eligible compensation. Participant contributions above 3%, but not exceeding 9%, are matched 50% by the Company. The maximum Company contribution is 6% of a participant's eligible compensation. Participant and employer contributions are subject to Internal Revenue Service ("IRS") limits. Company matches are invested, based on participant selections, into the common trust funds. In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, employees age 50 and older are permitted to make additional "catch up" contributions not to exceed $4,000 in 2005 and $3,000 in 2004. The Company does not match "catch up" contributions.

Vesting - Participants are immediately vested in their voluntary contributions and earnings thereon. Participants are also immediately vested in the first 4% of Company contribution made on their behalf. The remaining 2% of Company contribution vests based on years of service-one-third per year of service-and is fully vested after three years of service with the Company. If a participant becomes permanently disabled, their account is 100% vested without regard to years of service.

Eligibility - Effective November 1, 2005, all employees of the Company not covered by a collective bargaining agreement become participants in the Plan if they are age twenty-one or older, and after they have completed six consecutive months of employment and worked at least 1,000 hours in a one-year period. Prior to November 1, 2005, employees become participants after one year of service, defined as the first twelve consecutive months in which the employee worked at least 1,000 hours.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings.

Payment of Benefits - Upon termination of employment, participants may elect to receive a lump-sum payment of their vested account balance, one of several annuity payment options, or may transfer their vested account balance to a tax-deferred account.

Termination of Plan - Although the Company has not indicated any intention to terminate the Plan, or contributions thereto, it may do so at any time. Upon termination or partial termination, each participant's account will become 100% vested.

Tax Status - In January 2005, the Plan received its latest determination letter from the IRS stating that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") and thus exempt from income taxes. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the financial statements.

Plan Expenses - Plan expenses consist of loan fees and participant activity fees, which are charged directly to the participants' accounts. In 2004, plan expenses also included $26,707 in administrative expenses paid by the Company and reimbursed by the Plan. These expenses were allocated to participant accounts. In 2005, the Company paid $25,800 in administrative expenses not reimbursed by the Plan and not included in plan expenses.

Investment in Company Stock - Investments in Company common stock are unlimited. Any participant with an investment in Company stock exceeding 25% of their total portfolio received a quarterly letter from the Trustee advising the participant of the risks involved in investing primarily in one stock and recommending diversifying their portfolio.

Forfeitures - Forfeited accrued benefits may be used to reduce employer contributions. Total forfeitures used to reduce employer contributions in 2005 and 2004 were $151,967 and $53,636, respectively.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan has investment securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition - The Plan's investments, except for the investment contract, are stated at fair value. Fair value is determined by the Trustee based upon quoted market prices which represent the net asset value of shares held by the Plan. The investment contract is carried at contract value, which represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The Company believes that contract value approximates fair value for the investment contract. The fair value of common/collective trust funds is based on the Plan's allocable interest in the fair value of securities in those funds. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Unrealized gains and losses are recorded in the period in which they occur. The Trustee of the Plan holds all assets. The Company match is made in cash and is invested based upon employee selections.

Note 3. Investments

Investments equal to 5% or more of the Plan's total net assets available for benefits at December 30, 2005 and 2004 were:

	2005	2004
Prudential Guaranteed Income Fund	$23,798,438	$	**
Van Kampen Equity Income Fund	19,253,534		20,025,377
Prudential Jennison Growth Fund	18,326,707		16,369,907
Franklin Balance Sheet Investment Fund	14,672,082		6,367,047
Sierra Health Services, Inc. Common Stock	14,597,395		12,252,241
Van Kampen Comstock Fund	12,898,575		12,184,095
PIMCO Total Return Fund	9,137,972		7,437,143
Prudential Stable Value Fund	**		20,236,262
Prudential Jennison Equity Opportunity	*		7,033,559

*	Fund is no longer available as an investment option as of March 1, 2005.
**	Prudential Stable Value Find replaced by Prudential Guaranteed Income Fund on April 29, 2005.

Note 4. Payment of Benefits

Benefit payments to participants are recorded upon distribution. All participants who have elected to withdraw from the Plan have been paid prior to December 30, 2005 and 2004.

Note 5. Participant Loans

Participants may borrow from their fund accounts up to $50,000 or 50% of their vested account balance, whichever is less. Participant loans are collateralized by vested account balances and are repaid through payroll deductions over a term not exceeding five years. The term may be extended if the proceeds are used for the purchase of a primary residence. Loan maturities ranged from January 2006 to September 2025 at December 30, 2005, and January 2005 to October 2023 at December 30, 2004. The loans bear interest at 1% over the prime commercial rate on the first day of the month in which the loan is issued. Fixed interest rates on outstanding loans ranged from 5.0% to 10.5% during 2005 and 2004.

Note 6. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions. In addition, the Company's common stock qualifies as a party-in-interest transaction. At December 30, 2005 and 2004, the Plan held 365,117 and 441,125 split adjusted shares, respectively, of the Company's common stock.

Note 7. Investment Contract With Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Prudential Financial. Prudential Financial maintains the contributions in a pooled account, which is credited with earnings on the underlying investments and charged with participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential Financial in accordance with Statement of Position 94-4,

Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate is determined semi-annually and was 3.9% for 2005. The crediting interest rate is based on the pool's past experience, expected cash flow and current and anticipated investment opportunities.

Note 8. Subsequent Events

Effective December 31, 2005, the Plan was amended to change it's fiscal year end from December 30 to December 31.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Rate of Interest, Collateral, Par, or Maturity Date	(d) Current Value
	Dreyfus MidCap Index Fund	Mutual Fund	$819,589
*	Dryden Short-term Corporate Bond Fund	Mutual Fund	2,336,658
	EuroPacific Growth Fund	Mutual Fund	6,197,983
	Fidelity Advisor Small Cap Fund	Mutual Fund	4,711,019
	Franklin Balance Sheet Investment Fund	Mutual Fund	14,672,082
	Franklin US Government Securities	Mutual Fund	261,125
	PIMCO Real Return Fund	Mutual Fund	661,457
	PIMCO Total Return Fund	Mutual Fund	9,137,972
*	Prudential Guaranteed Income Fund	Guaranteed Interest Contract (3.9% at December 30, 2005)	23,798,438
*	Prudential Jennison Growth Fund	Mutual Fund	18,326,707
	Vanguard Tru 500 Admiral Fund	Mutual Fund	4,102,364
	Van Kampen Comstock Fund	Mutual Fund	12,898,575
	Van Kampen Equity Income Fund	Mutual Fund	19,253,534
*	Sierra Health Services, Inc. Common Stock	Company Stock	14,597,395
*	Participant Loans	Notes at fixed interest rates ranging from 5.0% to 10.5%, maturities through September 2025	1,927,031

	Total		$133,701,929

*  Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

(Name of Plan)

Date: June 27, 2006                                                    /s/ MARC R. BRIGGS

                                                                Marc R. Briggs

                                                                Vice President of Finance,

                                                                Chief Accounting Officer